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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

JUN 11 2002
1086

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Toshiba Kemikaru Kabushiki Kaisha
(Name of Subject Company)

Toshiba Chemical Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Kyocera Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Toshiba Chemical Corporation
3-9, Shinbashi 3-chome
Minato-ku, Tokyo 105-0004, Japan
81-3-3502-3212
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Page 1 of 15 pages

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Exhibit Number	Description
1	Notice, dated June 12, 2002, concerning the proposed exchange of shares of common stock of Toshiba Chemical Corporation for shares of common stock of Kyocera Corporation

Item 2. *Informational Legends*

The registered legends are included on the last page of the document filed as Exhibit.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
A	Press release, dated May 16, 2002, concerning the proposed exchange of shares of common stock of Toshiba Chemical Corporation for shares of common stock of Kyocera Corporation*

PART III. CONSENT TO SERVICE OF PROCESS

Kyocera Corporation has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on June 7, 2002.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYOCERA CORPORATION

By: ____________________
Hideki Ishida
Managing Director
General Manager of Business Systems Administration Group

Date: June 11, 2002

---

* Previously furnished to the Commission as a part of Form CB on June 7, 2002.

To Shareholders in the United States:

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

Agendum No. 2 Approval of Stock Swap Agreement between the Company and Kyocera Corporation

(1) Reason for Stock Swap

The Company was incorporated in 1974 as a spinoff from Toshiba Corporation and initially acted as a supplier of synthetic resin molded parts and electronic parts and materials, etc., mainly to companies within the Toshiba group. Thereafter, the Company gradually increased the ratio of its sales to customers outside the Toshiba group. The Company achieved exchange listing of its shares in 1988 and continued to increase its sales to customers outside the Toshiba group, while additionally initiating business operations covering raw materials in its electronic parts and materials business segment.

However, as a result of rapid development in information technology related industries and a shift toward overseas manufacturing, the industry to which the Company belongs is experiencing a period of revolutionary change. Under these circumstances, the Company understands that it must exploit areas of business activity that utilize its long term accumulation of expertise in fine-chemical technologies and must also aim to return to materials-related technologies. Based on this understanding, the Company now seeks to maximize its corporate value within the Kyocera group by becoming, through this stock swap, a wholly owned subsidiary of Kyocera Corporation, which has been aggressively pursuing business development based on fine-ceramic technologies, and taking advantage of the resulting synergies through integration of the parties, mainly in the materials business area.

The Company would appreciate the shareholders' understanding and support of this proposal and their approval of the Stock Swap Agreement.

(2) Contents of Stock Swap Agreement

Stock Swap Agreement (Copy)

Kyocera Corporation (hereinafter referred to as "Kyocera") and Toshiba Chemical Corporation (hereinafter referred to as "Toshiba Chemical") hereby enter into this Stock Swap Agreement.

Article 1 (Stock Swap)

Kyocera and Toshiba Chemical shall carry out a stock swap in accordance with the method provided in Article 352 through Article 363 of the Commercial Code, in order to make Kyocera the wholly owning parent company of Toshiba Chemical and to make Toshiba Chemical a wholly owned subsidiary of Kyocera.

Article 2 (Shares to be issued in the Stock Swap and Allocation Thereof)

1. Kyocera shall issue 990,990 shares of its Common Stock and allocate 0.022 shares in respect of each share of Common Stock of Toshiba Chemical held by the shareholders (in this Agreement this term shall include beneficial owners of the shares) of Toshiba Chemical recorded in the Shareholders Register (in this Agreement this term shall include the Register of Beneficial Owners of the shares) as of the end of the day immediately preceding the effective date of the stock swap as provided in Article 6 hereof.

2. For the purpose of calculation of the amount of cash dividends to be paid in respect of shares to be issued in accordance with the immediately preceding paragraph, April 1, 2002 shall be deemed the commencement of accrual of dividends.

Article 3 (Dividends)

Kyocera shall pay dividends in an amount no greater than 30 yen per share and in aggregate 5,709,549,000 yen to its shareholders recorded in the Shareholders Registration as of March 31, 2002.

Article 4 (Amount of Paid-in Capital and Capital Reserve Increase)

The amounts of increase of the paid-in capital and capital reserve of Kyocera as a result of the stock swap shall be as set forth below, provided, however, that such amounts may be changed as a result of discussions between Kyocera and Toshiba Chemical taking into consideration the status of the assets and liabilities of Toshiba Chemical as of the effective date of the stock swap.

1. Paid-in Capital
   The amount of increase of the paid-in capital of Kyocera shall be zero.

2. Capital Reserve
   The amount of increase of the capital reserve of Kyocera shall be equal to the amount of the net assets of Toshiba Chemical in existence as of the effective date of the stock swap.

Article 5 (General Shareholders Meeting to approve the Stock Swap Agreement. etc.)

1. Kyocera shall not be required to obtain the approval of its General Meeting of Shareholders in order to execute the stock swap, pursuant to Article 358, clause 1 of the Commercial Code.

2. Toshiba Chemical shall, at its Ordinary General Meeting of Shareholders to be held on June 27, 2002, propose that the shareholders approve this Agreement and other necessary matters relating to the stock swap, provided, however, that the date of such Ordinary General Meeting of Shareholders may be changed as a result of discussions between Kyocera and Toshiba Chemical as necessary to accommodate stock swap procedures or for other reasons.

Article 6 (Effective Date of Stock Swap)

The effective date of the stock swap shall be August 1, 2002, provided, however, that such date may be changed as a result of discussions between Kyocera and Toshiba Chemical as necessary to accommodate stock swap procedures or for other reasons.

Article 7 (Management of Corporate Assets, etc.)

Kyocera and Toshiba Chemical shall each, up to the date immediately preceding the effective date of the stock swap, conduct its business, and manage and operate its assets, with the care of a good manager. Any action that might have a material impact on assets, rights or obligations shall be subject to prior discussion and agreement between Kyocera and Toshiba Chemical.

Article 8 (Terms of Office of Directors and Statutory Auditors of Kyocera Who Took Office prior to the Stock Swap)

The term of any Director or Statutory Auditor of Kyocera who took office prior to the effective date of the stock swap shall expire at the time when it would have expired in the absence of the stock swap.

Article 9 (Amendment to the Terms and Conditions of the Stock Swap and termination Hereof)

In the event that there is any material change in the conditions of the assets or management of either Kyocera or Toshiba Chemical during the period from the date hereof to the date immediately preceding the effective date of the stock swap, Kyocera and Toshiba Chemical may, through discussions between them, amend the terms and conditions of the stock swap or terminate this Agreement.

Article 10 (Effectiveness of this Agreement)

This Agreement shall cease to be effective in the event that any of the events set forth in (1) to (3) below takes place in connection with the stock swap.

(1) Within two weeks after the date of public notice or individual notification pursuant to Article 358, clause 4 of the Commercial Code shareholders of Kyocera holding in aggregate one sixth or more of the shares with voting rights give written notice to Kyocera of their objection to the stock swap.

(2) Approval of the General Shareholders Meeting as provided for in Article 5, clause 2 hereof can not be obtained.

(3) Approval from any related governmental agency as required by applicable law can not be obtained.

Article 11 (Matters to be Discussed)

Matters not provided for herein or other matters necessary for the stock swap shall be decided through discussions between the parties hereto, taking into account the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by the duly authorized representatives of the parties, and each party shall keep one original.

May 16, 2002

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto-City, Kyoto-Prefecture.
Kyocera Corporation
President and Representative Director Yasuo Nishiguchi

3-9, Shinbashi 3-chome, Minato-ku, Tokyo
Toshiba Chemical Corporation
President and Director Iwao Yamazaki

(3) Contents of Document relating to Stock Swap Ratio, pursuant to Article 354, Clause 1, Item 2 of the Commercial Code

Basis for the Determination of Stock Swap Ratio (Copy)

The Company has determined the stock swap ratio in connection with the stock swap with Kyocera Corporation (hereinafter referred to as "Kyocera"), to be effective on August 1, 2002 (hereinafter referred to as the "Stock Swap"), as set forth below.

(i) The Company requested that Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura"), as an independent third party, prepare a proposal of the stock swap ratio relating to the Stock Swap, to be used as a basic reference in negotiations and discussions with Kyocera.

(ii) Pursuant to such request, Nomura submitted the result of its calculation of a range for the stock swap ratio utilizing the average market share price method and the discounted cash flow method (DCF method) in connection with both the Company and Kyocera after generally taking into consideration the outcome of their analysis.

(iii) The Company entered into negotiations and discussions with Kyocera upon receipt of the proposed stock swap ratio from Nomura, for the purpose of setting an appropriate ratio.

(iv) As a result of negotiations and discussions, each of the Company and Kyocera adopted a resolution at the meeting of its Board of Directors held on May 16, 2002 setting the stock swap ratio at 0.022 Kyocera shares to one share of the Company and resolving to execute the Stock Swap Agreement based on such stock swap ratio. On the same day, both companies executed the Stock Swap Agreement. The ratio of 0.022 Kyocera shares to one share of the Company is within the range of the stock swap ratios calculated by Nomura.

(v) For your information, Kyocera also requested Nikko Cordial Securities Inc. to calculate and propose a stock swap ratio.

(4) Balance Sheets and Income Statements of the Parties to the Stock Swap as provided by Article 354, Clause 1, Item 3 and Item 5 of the Commercial Code

The balance sheet and income statement of the Company are as set forth in page 13 through page 16 of the exhibits hereto.

The balance sheet and income statement of Kyocera Corporation are as follows:

BALANCE SHEET (as of March 31, 2002)
(Non-Consolidated)

(Millions of Yen)

ASSETS		LIABILITIES	
CURRENT ASSETS:	**455,058**	**CURRENT LIABILITIES:**	**144,810**
Cash and bank deposits	175,666	Trade notes payable	1,023
Trade notes receivable	50,580	Trade accounts payable	40,899
Trade accounts receivable	85,035	Other payables	66,318
Marketable securities	10,901	Accrued expenses	8,810
Finished goods and purchased merchandise	35,944	Accrued income taxes	11,400
Raw materials	21,802	Deposits received	2,581
Work in process	20,571	Accrued employees' bonuses	11,520
Supplies	490	Reserve for product warranty	734
Assets derived from deferred tax	31,464	Reserve for losses on sales returns	229
Short-term loans	18,340	Notes payable for the purchase of equipment	523
Other accounts receivable	3,800	Other current liabilities	770
Other current assets	761		
Allowance for doubtful accounts	-300	**FIXED LIABILITIES:**	**86,706**
		Differed tax liability	12,640
FIXED ASSETS:	**655,892**	Reserve for retirement benefit	72,612
Tangible fixed assets:	**134,960**	Reserve for directors' retirement expenses	1,121
Buildings	43,099	Other fixed liabilities	332
Structures	2,711		
Machinery and equipment	48,510	**TOTAL LIABILITIES**	**231,516**
Vehicles	40		
Tools, furniture and fixtures	9,519	**(STOCKHOLDERS' EQUITY)**	
Land	30,335		
Construction in progress	744	**COMMON STOCK**	**115,703**
Intangible assets:	**4,095**	**LEGAL RESERVES:**	**191,693**
Patent rights and others	4,095	**Capital surplus:**	174,487
Investments and other assets:	**516,836**	**Legal reserve**	17,206
Investments in securities	312,723	**RETAINED EARNINGS:**	**489,071**
Investments in subsidiaries	146,436	Reserve for special depreciation	3,762
Equity investments (other than shares) in subsidiaries	25,869	Reserve for research and development	1,000
Long-term loans	23,792	Reserve for dividends	1,000
Long-term prepaid expenses	3,577	Reserve for retirement benefits	300
Other investments	11,907	Reserve for overseas investments	1,000
Allowance for doubtful accounts	-7,470	General reserve	446,828
		Unappropriated retained earnings **(Note)**	35,180
		EVALUATION PROFIT:	**93,076**
		Evaluation profit relating to other securities	93,076
		TREASURY STOCK:	**-10,110**
		TOTAL STOCKHOLDERS' EQUITY	**879,434**
TOTAL	**1,110,951**	**TOTAL**	**1,110,951**

(Note) Net income included in unappropriated retained earnings of ¥34,475 million.

STATEMENT OF INCOME (From April 1, 2001 to March 31, 2002)
(Non-Consolidated)

	(Millions of Yen)
RECURRING PROFIT & LOSS:	
Operating income and expenses:	
Operating income:	
Net sales	499,264
Total operating income	**499,264**
Operating expenses:	
Cost of sales	385,740
Selling, general and administrative expenses	75,159
Total operating expenses	**460,899**
Profit from operations	**38,364**
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	15,473
Profit from fluctuations of foreign exchange rates	3,753
Other non-operating income	3,587
Total non-operating income	**22,814**
Non-operating expenses:	
Interest expenses	17
Other non-operating expenses	4,748
Total non-operating expenses	**4,765**
Recurring profit	**56,412**
EXTRAORDINARY PROFIT & LOSS:	
Extraordinary profit:	
Profit from disposal of fixed assets	1,260
Reversion of allowance for the doubtful accounts	338
Other extraordinary profit	5
Total extraordinary profit	**1,603**
Extraordinary loss:	
Loss on sale and disposal of fixed assets	1,395
Loss on sale and disposal of investment securities	4,885
Other extraordinary loss	12
Total extraordinary loss	**6,293**
Income before income taxes	**51,722**
Income taxes and enterprise taxes	**22,137**
Adjustment of corporate tax, etc.	**-4,890**
Net income	**34,475**
Unappropriated retained earnings brought forward from the previous year	**6,376**
Interim dividends	**5,671**

Unappropriated retained earnings at the end of the year	35,180

Summary of Major Accounting Policies

1. Standards and Methods for Valuation of Securities:

Bonds to be held until maturity:	Depreciated costs methods (straight line method)
Shares in the subsidiaries and other affiliates:	Moving average method using cost basis
Other securities:	
Marketable securities:	Market method using the market value as of the end of the fiscal year, etc. (Evaluation profits and losses are reflected directly to the capital account (equity method) and costs on sales shall be decided by using moving average method.)
Other securities:	Moving average method using cost basis.
Derivative:	Market method

2. Standards and Methods for Valuation of Inventories:

Finished goods and work in process:	Finished goods and work in progress are valued using the lower of cost or market method incorporating the retail method. Purchased merchandise is valued at the lower of cost or last purchase price.
Raw materials and supplies:	At last purchase price. Materials for telecommunications equipment and information system equipment are valued at cost determined using the first-in first-out method.

3. Depreciation of Fixed Assets:

Tangible fixed assets: The declining balance method.

The principal durable years are as follows.

Buildings & structures:	2 years - 25 years
Machinery & equipment,	
Tools & fixtures:	2 years - 10 years

The Company applied the durable years recommended by tax law to buildings (excluding attached facilities) until the previous fiscal year. However, commencing from the fiscal year ended March 31, 2002, the Company applies the new durable years thereto following reconsideration taking the economic usable period thereof into consideration. As a result of such change, operating profit, recurring profit and income before income taxes, respectively, decreased by ¥2,077 million from those calculated by using the former durable years.

Intangible fixed assets:	The straight line method. (With respect to certain patents and software, depreciation periods as determined by the Company are applied.)

4. Standard for Conversion of Assets and Liabili ties in Foreign Currencies into Japanese Yen

Assets and liabilities denominated in foreign currencies shall be accounted by converting the value into Japanese yen using the spot foreign exchange rate as of the end of the fiscal year. Difference resulting from fluctuation of the exchange rate shall be accounted as foreign exchange profits and foreign exchange losses.

5. Major Reserves:

Allowance for Doubtful Accounts:	To prepare for losses from doubtful accounts, the Company sets aside estimated unrecoverable amounts. In the case of normal account receivables, such reservation is made based on the historical records of uncollected rate and with respect to the particular account receivables such as those occurrence of credit loss is expected, the Company evaluate the possibility of the collection thereof and make reservation based on such evaluation on case by case basis.
Accrued Employees' Bonuses:	In order to prepare for payment of bonuses to employees, the amount of the reservation is calculated on the basis of the bonuses actually paid in the preceding fiscal year.
Retirement Benefit:	▪ In order to prepare for provision of retirement benefit, to the employees, the Company set aside the amount calculated based on the amount of the debt relat ing to the retirement payment and amount of the pension fund assets. ▪ Past service liability is amortized using the straight- line method over the average remaining years of employment (18 years) from the time when such liability arises. ▪ The differences resulting from the mathematical calculation shall be depreciated by straight line method for the period of 18 years (average of the remaining employment periods of the employees) commencing from the fiscal year immediately following the year during which such difference takes place and accounted as costs.

6. All the accounts are presented on a net- of-the national and local consumption tax basis.

7. Treasury Stock

   Following revision of "Rules concerning corporate Balance Sheet, Statement of Income, Business Report and Attached Schedules" from the fiscal year under review, treasury stock is stated as a deducted item from the capital at the end of the capital section.